

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

July 17, 2009

Daniel J. Heinrich
Senior Vice President and Chief Financial Officer
The Clorox Company
1221 Broadway
Oakland, California 94612

      RE: The Clorox Company
              Form 10-K for Fiscal Year Ended June 30, 2008
              Forms 10-Q for Fiscal Quarters Ended September 30, 2008,
              December 31, 2008 and March 31, 2009
              File No. 1-07151

Dear Mr. Heinrich:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, to the undersigned at (202) 551-3769.

                      Sincerely,

                      Rufus Decker
                      Accounting Branch Chief